SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Prime Retail Inc.

(Name of Issuer)

Series B Cumulative Participating Convertible Preferred Stock, par value one cent ($.01)

(Title of Class of Securities)

741570-30-3

(CUSIP Number)

Edward B. Stevenson, Esq.
Herrick, Feinstein LLP
2 Penn Plaza, 11th Floor
Newark, NJ 07105

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741570-30-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David Lichtenstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,201,428

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,201,428

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,201,428

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 15.3476%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.
Series B Cumulative Participating Convertible Preferred Stock, par value one cent ($.01)
Prime Retail, Inc. 100 East Pratt Street Baltimore, MD 21202

Item 2.	Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)    Name; David Lichtenstein, who owns 85% of the equity and voting interests of Prime Outlets Acquisition Company, LLC, a Delaware limited liability company which in turn has acquired certain rights to vote 1,201,428 shares of the Series B Cumulative Participating Convertible Preferred Stock of Prime Retail, Inc. pursuant to the Voting Agreement described in Item 6 (hereafter the “Transaction”).

(b) Residence or business address; 326 Third Street, Lakewood, NJ 08701
(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

David Lichtenstein is engaged directly and indirectly in investing in, selling and managing real estate, including but not limited to office buildings and real estate. The principal business of Prime Outlets Acquisition Company, LLC is to enter into the Merger Agreement and the Voting Agreement described in Item 6.

(d)    Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;
None

(e)    Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and
None

(f) Citizenship.USA

Item 3.	Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

Neither the Reporting Person nor Prime Outlets Acquisition Company, LLC has used any funds in connection with the Transaction.

Item 4.	Purpose of Transaction
State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; See Item 6
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; See Item 6
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)    Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; See Item 6

(e) Any material change in the present capitalization or dividend policy of the issuer; See Item 6

(f)     Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; See Item 6

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; See Item 6

(h)    Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; See Item 6

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or See Item 6
(j) Any action similar to any of those enumerated above. See Item 6

Item 5.	Interest in Securities of the Issuer

(a)    State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

Pursuant to the transaction described in Item 6, Prime Outlets Acquisition Company, LLC, has acquired the right to vote 1,201,428 shares of Series B Cumulative Participating Convertible Preferred Stock, representing 15.3476% of such series, as to matters specified in the Voting Agreement.

In addition, pursuant to the transaction described in Item 6, Prime Outlets Acquisition Company, LLC, has acquired the right to vote 141,800 shares of Series A Senior Cumulative Preferred Stock, representing 6.1652%of such series, as to matters specified in the Voting Agreement.

In addition, the Reporting Person owns directly 1,800,000 shares of common stock, comprising 4.9% of the Issuer’s outstanding shares of common stock, and pursuant to the transaction described in Item 6, Prime Outlets Acquisition Company, LLC has acquired the right to vote with respect to 406,524 additional shares of common stock, comprising an additional 0.9329% of the outstanding shares of common stock and which, together with the common stock directly owned, aggregates 2,206,524 shares of shares of common stock having the right to vote as to matters specified in the Voting Agreement representing 5.0634% of the outstanding common stock of Prime Retail, Inc.

(b)    For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

The Reporting Person holds:

sole power to vote 1,201,428 shares of Series B Cumulative Participating Convertible Preferred Stock through his 85% ownership of Prime Outlets Acquisition Company, LLC, pursuant to the Voting Agreement described in Item 6.

shared power to direct the disposition of 1,201,428 shares of Series B Cumulative Participating Convertible Preferred Stock through his 85% ownership of Prime Outlets Acquisition Company, LLC, pursuant to the Voting Agreement described in Item 6.

In addition, the Reporting Person holds:
sole power to vote 141,800 shares of Series A Senior Cumulative Preferred Stock, through his 85% ownership of Prime Outlets Acquisition Company, LLC, only as to matters described in Item 6.

shared power to direct the disposition of 141,800 shares of Series A Senior Cumulative Preferred Stock through his 85% ownership of Prime Outlets Acquisition Company, LLC, pursuant to the Voting Agreement described in Item 6.

sole direct power to vote 1,800,000 shares of common stock as to matters described in Item 6 sole indirect power to vote 406,524 shares of common stock, through his 85% ownership of Prime Outlets Acquisition Company, LLC, as to all matters, including matters described in Item 6 sole power to direct the disposition of 1,800,000 shares of common stock.
shared power to direct the disposition of 406,524 shares of common stock, through his 85% ownership of Prime Outlets Acquisition Company, pursuant to the Voting Agreement described in Item 6..

(c)    Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a). See Item 6.

Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

(d)    If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

The persons indentified as Individual Holders in Item 6 are entitled to receive dividends in respect of, and the proceeds from the sale of, the securities identified as being owned by the “Individual Holders” in Item 6.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. Not Applicable
Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Prime Outlets Acquisition Company, LLC has entered into a Voting Agreement with Howard Amster and Gary J. Skoien (“Individual Holders”), pertaining to an Agreement and Plan of Merger (“Merger Agreement”) dated July 8, 2003 between the Issuer and Prime Outlets Acquisition Company, LLC (referred to in the Voting Agreement and hereafter as the “Buyer”), which provides for the merger of the Issuer into the Buyer (the “Merger”). Messrs. Amster and Skoien are directors of the Issuer elected by the holders of Series A Senior Cumulative Preferred Stock and Series B Cumulative Participating Convertible Preferred Stock as a result of the failure of the Issuer to pay dividends on such Preferred Stock for six or more consecutive quarterly periods.

In the Voting Agreement, the Individual Holders have agreed as follows:

(a) At such time as the Issuer and/or its Operating Partnership (“Issuer Operating Partnership”) seeks a vote of its stockholders and/or limited partners for the purpose of approving the Merger, each Individual Holder will vote all of the Securities beneficially and of record owned by such Individual Holder or with respect to which such Individual Holder exercises voting power (directly or indirectly) (i) in favor of the Merger, an amendment to the Issuer’s charter required thereunder and all other transactions and actions contemplated by the Merger Agreement, (ii) against any action or agreement that (Y) could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty, or any other obligation of the Issuer or the

Issuer Operating Partnership, under the Merger Agreement or any related agreement or (Z) is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone or adversely affect the Merger or the other transactions contemplated by the Merger Agreement; and (iii) against any other acquisition proposal.

If the Issuer and/or the Issuer Operating Partnership seeks a vote of its stockholders and/or limited partners with respect to any transaction other than the Merger or any other matter which may contradict or conflict with any provision of the Voting Agreement or the Merger Agreement or may make it more difficult or less desirable for Buyer to consummate the Merger, then each Individual Holder agrees to vote such Individual Holder’s Securities in the manner most favorable to the consummation of the Merger.

The securities represented by Howard Asner to be owned by him and which are subject to the Voting Agreement are: 402,674 shares of common stock, 141,800 shares of Series A Senior Cumulative Preferred Stock; and 1,173,945 shares of Series B Cumulative Participating Convertible Preferred Stock. The securities represented by Gary J. Skoien to be owned by him and which are subject to the Voting Agreement are: 3,850 shares of common stock and 27, 483 shares of Series B Cumulative Participating Convertible Preferred Stock.  The securities described in the preceding paragraph are hereafter referred to collectively as the “Securities.”

At the present time, in order for the Merger and related transactions to be approved such matters must receive the affirmative vote of two-thirds of the shares of the Series A Senior Cumulative Preferred Stock and two-thirds of the shares of the Series B Cumulative Participating Convertible Preferred Stock, each voting as a class.

(b)           The Voting Agreement further provides that each Individual Holder appoints the Buyer or its nominee, irrevocably for the duration of the term of the Voting Agreement, as proxy (“Proxy”) to vote each of such Securities at every meeting of the stockholders of the Issuer or limited partners of the Issuer Operating Partnership including the right to sign such Individual Holder’s name (as stockholder or limited partner) to any consent, certificate or other document relating to the Issuer or the Issuer Operating Partnership and any matter referred to in the preceding paragraph.

(c)           Notwithstanding the foregoing, each Individual Holder may terminate the Voting Agreement and any Proxy in the event the Merger Agreement is terminated in accordance with certain provisions thereof or is materially amended or modified.

(d)           Each Individual Holder has further agreed that prior to the effective time of the Merger such Individual Holder will not, and will not permit any of such Individual Holder’s affiliates, agents, advisors or representatives retained or engaged to represent the Individual Holder in connection with the Voting Agreement, (“Representative,”), to directly or indirectly, (a) encourage solicit, initiate or facilitate any inquiries relating to, or the submission of, any Acquisition Proposal (as defined in the Merger Agreement), (b) enter into any agreement with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring such Individual Holder to abandon, terminate or fail to consummate the Merger or any other Transaction or (c) take any action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal.

(e)           Each Individual Holder has also agreed not to contract to transfer or dispose of any of the Securities, or any interest therein, other than as expressly contemplated by the Voting Agreement and the Merger Agreement, to grant any proxies or other arrangement with respect to any Securities or deposit any Securities into a voting trust.

THE VOTING AGREEMENT IS APPENDED TO THIS FORM 13D AS AN EXHIBIT AND IS INCORPORATED HEREIN BY REFERENCE.  THE FOREGOING SUMMARY IS NOT COMPLETE AND REFERENCE TO THE ENTIRE VOTING AGREEMENT IS HEREBY MADE FOR A FULL DESCRIPTION OF ALL OF THE TERMS THEREOF.

Item 7.	Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.*

Voting Agreement between Prime Outlets Acquisition Company, Inc., Howard Amster and Gary J. Skoien dated July 8, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 27, 2003
Date
s/ David Lichtenstein
Signature
David Lichtenstein
Name/Title